EXHIBIT 3(ii)


                               AMENDMENT TO BYLAWS
                                       OF
                            SI FINANCIAL GROUP, INC.


"16. Age Limitation. No person 75 years of age shall be eligible for election,
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reelection, appointment, or reappointment to the board of the Subsidiary Holding
Company. No director shall serve as such beyond the annual meeting of the Subsidiary Holding Company following the director becoming 75, except that a director serving as of the effective date of this bylaw may complete the term as director. This age limitation does not apply to an advisory director."